Exhibit 99.1

Collective Mining Categorically Rejects the Erroneous Allegations Made Against the Company

TORONTO, Aug. 7, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") categorically rejects all of the false and misleading allegations made in a short thesis report published yesterday. Since Collective was incorporated in 2020, the Company has conducted its exploration activities on the Guayabales and San Antonio projects in full compliance with the Colombian legal framework governing mining and environmental activities. Specifically, all work being conducted on its Apollo system ("Apollo") within the Guayabales Project  – including geological, geotechnical, hydrogeological, and metallurgical drilling - has been carried out responsibly and lawfully as the Company assesses the technical and environmental feasibility of a potential future mining operation at Apollo.

"Having operated in Colombia for almost 20 years, the issue related to incomplete cells and gaps within or next to titles is nothing new and affects much of the mining industry.  In fact, we faced a similar situation while operating at Continental Gold which was successfully resolved.  One of the main reasons we selected our Guayabales and San Antonio projects – located near Marmato in the Department of Caldas - was that they are in an established mining camp without any major mining related environmental restrictions", commented Ari Sussman, Executive Chairman.

Omar Ossma, President of Collective Mining, stated: "As a Colombian national and lawyer with more than 20 years of experience in the mining and energy industry, I take great pride in ensuring that our Company operates with full respect for Colombian law, institutions and communities. The exploration work we are conducting is legal, transparent and aligned with all applicable regulations. The allegations made against the Company are without legal merit and reflect a misunderstanding, or misrepresentation, of Colombia's mining framework. Small gaps within mining titles and incomplete cells are a common issue in Colombia's mining industry which affects many title holders. Fortunately, the authorities are actively addressing the issue with diligence, and we expect that the entire mining sector will benefit from a solution in the near future. Collective Mining remains fully committed to responsible and lawful mineral exploration in Colombia."

All of the Company's mining titles (whether held directly or optioned from third parties) are valid and in good standing. Additionally, as disclosed in the Company's Annual Information Form("AIF"), small incomplete cells (referred to as "incomplete cell applications" or "incomplete cells" in the AIF) exist between two of the Company's mining titles within the Apollo system.  Incomplete cells are gaps between claims that are smaller than the standard cell size, resulting from the conversion of old irregular claim shapes into square cells measuring 1.24 ha (approximately 352 m by 352 m) and oriented north-south.  Importantly, incomplete cells cannot be staked by any third party and can only belong to a mineral title holder abutting an incomplete cell, which in this instance is the Company or its affiliates, on all sides.  Furthermore, the mining title owners of the Guayabales license, for which the Company recently accelerated its option agreement to own an undivided 100% interest (see press release dated June 23, 2025), requested in 2022 that the Colombian authorities integrate the incomplete cells abutting its mining title into the title.  The authorities responded in writing, confirming that the incomplete cells will be incorporated into the title once the Colombian mining cadaster's software is updated to support such integration. Finally, the Company would like to announce that it has either purchased or entered into binding option agreements to purchase all of the surface rights covering the entirety of the known dimensions of the Apollo system.

In order to comply with exploration obligations and to understand all of the technical characteristics of a geological system, the Company may be required to locate drilling platforms (or perform drilling activities) from inside or outside of the boundaries of its mining titles.  Locating drilling platforms or performing drilling activities outside of the mining title boundaries is fully permissible under Colombian law, specifically in accordance with Articles 58 and 166 of the Colombian Mining Code if the intent is to comply with technical requirements set forth in Articles 78, 79 and 80 of the referred mining code as well as the technical requirements outlined in the Colombian Exploration Mining and Environmental Guidelines.  These technical requirements include drilling to understand the geometry of the deposit from suitable attack angles, to evaluate geological characteristics and dimensions of a deposit, to assess geotechnical factors of a mineralized system, including rock competency for underground infrastructure, mine planning, and slope stability, and to conduct hydrogeological studies, including monitoring of underground water flows and potential geochemical impacts on water.

The Company would also like to confirm that the Apollo system does not overlap with any areas excluded from mining and, in fact, is located in a well-established mining camp, with ten permitted and operating mines within an approximate three-kilometer area. Under Colombian mining law, environmental licenses are not required for drilling activities.  However, if a company wishes to drill within the buffer zone surrounding water drainages, special permission must be obtained from the local environmental authorities.  The Company confirms that in a couple of instances it has requested such permits and obtained permission from the relevant environmental authorities to advance with the drilling at those locations.

Finally, the Company confirms that two immaterial exploration applications (not part of the Guayabales or San Antonio projects) have been temporarily put on hold by the authorities in accordance with common practice in Colombia.  Exploration applications are often temporarily put on hold in order to provide additional time for the mining authorities to request further environmental information from the Company.  These two exploration applications are not proximal to the Apollo system and are not material to the projects.

The Company currently has 10 rigs operating as part of its fully funded 70,000 metre drill program for 2025.  Based on recent visual inspection of drill core from the San Antonio Project, the Company has decided to mobilize a third rig to the San Antonio project and expects drilling to start with the third rig before the end of August.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of less advanced or newly generated targets including Trap, the Knife and X. Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for a large bulk-tonnage porphyry system.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE and TSX under the trading symbol "CNL".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 17:30e 07-AUG-25